

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Via E-mail
Mr. Peter Vasko
Chief Executive Officer and Director
Hardwired Interactive, Inc.
1078 Budapest
Marek Jozsef utca 35
Hungary

**Re: Hardwired Interactive, Inc.
           Item 4.01 Form 8-K
           Filed November 14, 2011
           File No. 333-60880**

Dear Mr. Vasko:

We have limited our review of your filing to those issues we have addressed in our comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant.
(a) Dismissal of Independent Registered Public Accounting Firm, page 32

1. You state "On November 3, 2011, our board of directors dismissed Michael F. Cronin". It appears an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of Cronin. Please confirm that you understand that this delinquency may impact your eligibility requirements for filing on Form S-3. Refer to Section B1 of the General Instructions to the Form 8-K.

2. You state that Cronin's report on the financial statements "contained a modification to the effect that there was substantial doubt as to the Company's ability to continue as a going concern". Please amend your filing to provide a description of the nature of their conclusion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. The current disclosure does not comply with Item 304(a)(1)(iv) of Regulation S-K, because it does not address the subsequent interim period through the date of dismissal of Cronin. Please amend your filing to state, if true, that in connection with the audits of the Company's financial statements for the fiscal years ended December 31, 2010 and 2009, and in the subsequent interim period through November 3, 2011, the date of the dismissal of the former accountant, there were no disagreements with Cronin on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of Cronin, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

4. Similar to comment three, please amend your filing to comply with Item 304(a)(1)(v) of Regulation S-K.

(b) New Independent Registered Public Accounting Firm, page 33

1. Please amend your filing to revise your disclosure in the second paragraph to comply with Item 304(a)(2) of Regulation S-K as follows:
    a. "…and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue".
    b. "…any matter that was either the subject of a disagreement *(as defined in Item 304(a)(1)(iv))*…".

2. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountant, Michael F. Cronin, as required by Item 304(a)(3) of Regulation S-K. Please ensure that Michael F. Cronin revises the letter to state whether it agrees with the statements made by the Company in the amended Form 8-K and, if not, the respects in which it does not agree. Additionally, please ensure that the former accountant dates the letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the

Peter Vasko
Hardwired Interactive, Inc.
November 17, 2011
Page 3

Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Tabatha Akins at (202) 551-3658.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief